May 21, 2009

VIA FEDEX AND EDGAR

Re:

The Phoenix Companies, Inc.

Annual Report on Form 10-K

Filed March 5, 2009

Form DEF 14A

Filed March 16, 2009

File No. 001-16517

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Dear Mr. Rosenberg:

The Phoenix Companies, Inc. (the “Company”) submits this letter in response to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 7, 2009 (the “Comment Letter”) relating to the above-referenced Annual Report 10-K (the “10-K”) and Form DEF 14A (the “Proxy”).  We have proposed revisions to certain disclosures that will be added as appropriate in future SEC filings in response to the Staff’s comments.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and, where appropriate, include the language which will be added as appropriate in future Commission filings.  Page references in the text of this letter correspond to the pages of the 10-K or Proxy, respectively.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 2.  Basis of Presentation and Significant Accounting Policies Accounting Change, page F-9

1.

Please provide us your analysis supporting your conclusion that the information described in paragraph 17 of SFAS 154 was not required to be disclosed.  Refer to footnote 5 of SFAS 154.

RESPONSE:  In response to the Staff’s comment, we believe that the Company properly disclosed and quantified the impacts of this change in our filings.

In accordance with SFAS 154, we first disclosed the information described in paragraph 17 in our interim financial statements included in our quarterly reports on Form 10-Q for the periods ended June 30, 2008 and September 30, 2008.

As of December 31, 2008, the full year favorable effect of the change in accounting was $9.9 million which we deemed immaterial relative to our full year net loss of $726.0 million.  This compares to a favorable impact of $12.0 million through September 30, 2008 relative to a net loss of $339.5 million during the same period.  Accordingly, we did not repeat the disclosures in our 2008 10-K.  However, we will continue to be mindful of these disclosure requirements in similar circumstances in the future.

Note 15.  Fair Value of Financial Instruments Valuation of Embedded Derivatives, page F-39

2.

Please disclose the amount of the credit standing adjustment to your embedded derivatives for your nonperformance risk.  Also, please revise your disclosure to clarify why you use an average credit spread for similar companies, as opposed to your own credit spread, and quantify the impact on the financial statements of using the average credit spread.

RESPONSE:  In response to the Staff’s comment, we will add clarifying language to the embedded derivative disclosure to ensure that the reader has a clear understanding of the calculation and impact of the credit standing adjustment.  We will include the revised disclosure in our future interim and annual financial statements as follows:

Expanded Disclosure:

SFAS 157 requires a credit standing adjustment (the “CSA”) that reflects the risk that guaranteed benefit obligations may not be fulfilled by the Company’s life insurance subsidiaries (“nonperformance risk”) and to reflect the CSA in the fair value of our liabilities.  In analyzing various alternatives to the CSA calculation, we determined that we could not use credit default swap spreads as there are no such observable instruments on Phoenix’s life insurance subsidiaries nor could we consistently obtain an observable price on the surplus notes issued by Phoenix Life, as the surplus notes are not actively traded.  Instead, when discounting the rider cash flows for calculation of the fair value of the liability, we calculated the CSA by using the Fair Market Sector Curve USD Finance (BBB) index that reflects the credit spread for financial services companies similar to the Company’s life insurance subsidiaries.  The impact of the CSA at [June 30, 2009] and December 31, 2008 was a [$X.X million] and $46.8 million reduction in the reserves associated with these riders.

Note 16.  Income Taxes, page F-40

3.

Please tell us why the significant increase in the valuation allowance during the year ended December 31, 2008 had no material impact on your effective tax rate from continuing operations.  Revise your disclosures as appropriate.

RESPONSE:  In response to the Staff’s comment, we note that the Company allocated the consolidated accrual for income taxes in accordance with the “with and without” intraperiod allocation model as outlined in SFAS 109, paragraphs 35-38.  Without the spin-off of our asset management subsidiary and current year capital losses recorded to discontinued operations and other comprehensive loss, no valuation allowance would have been required.  As a result, under SFAS 109’s with and without model, the amount of benefit allocated to continuing operations did not attract any of the charge resulting from the current year valuation allowance increase.  Once the tax benefit on the loss from continuing operations was determined, the remainder of the benefit from the consolidated tax accrual was allocated to the financial statement categories other than continuing operations in a manner consistent with the guidance found in paragraph 38 of SFAS 109.

Form DEF 14A

Compensation of Executive Officers Incentive Compensation, page 38

4.

We note that the annual incentive awards to be paid to your NEOs are based on “pre-determined Company financial and operational goals.”  We also note your disclosure that no annual incentive compensation was paid in 2008 because the company’s financial results were below established thresholds.  Please note that regardless of whether annual incentive compensation was paid to your NEOs in 2008, your compensation discussion and analysis should include a discussion of how the company assesses achievement of the “operational excellence measures” for each NEO as listed on page 40.  In addition, to the extent that the achievement of any of these measures is based on specific pre-established target values, these targets should also be identified and discussed.  Please revise your disclosure accordingly.

RESPONSE:  In response to the Staff’s comment, we undertake that, in any Compensation Discussion & Analysis contained in future filings, to the extent any “operational excellence measure” or other individual performance measure is both material in the context of our executive compensation policies or decisions and quantitative or objective in nature, we will discuss how we assess achievement of such measure and, to the extent that the achievement of such measure is based on specific pre-established quantitative or objective target values, any related target values.  We will include such a discussion regardless of whether the specific incentive compensation related to such measure was paid.

* * * *

The Company acknowledges, in connection with the filing of the 10-K and the Proxy (the “Filing”) and our responses to the Comment Letter:

1.

That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.

That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.

That the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please do not hesitate to call me at 860-403-5897 or David R. Pellerin at 860-403-5614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

THE PHOENIX COMPANIES, INC.

By:	/s/ Peter A. Hofmann
Peter A. Hofmann
Senior Executive Vice President and
Chief Financial Officer